[SUTHERLAND ASBILL & BRENNAN LETTERHEAD]

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

August 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 27 to the
Registration Statement on Form N-4 for
Farm Bureau Life Annuity Account
(File Nos. 33-67538 and 811-07974)

Commissioners:

On behalf of Farm Bureau Life Insurance Company (the “Company”) and its separate account, Farm Bureau Life Annuity Account (the “Account”), we are providing the Company’s responses to oral comments received by counsel to the Company from the staff of the U.S. Securities and Exchange Commission (the “Commission”) on July 8, 2013, in connection with the above-captioned post-effective amendment (the “Post-Effective Amendment”).  For your convenience, each of the Commission staff’s comments is set forth below, followed by the response to the comment.

1.  Comment:  Please provide a thorough written legal analysis of why it is now acceptable to impose limitations on a contract owner’s ability to make subsequent premium payments.  In addition, please confirm whether the proposed limitations will apply only to new contract owners.  If so, that fact should be explicitly stated in the product prospectus.

Response:  As the comment suggests, the Post-Effective Amendment updates certain information in the prospectus for an individual flexible premium deferred variable annuity contract (the “Contract”) by providing, among other things, that “[e]ffective October 1, 2013, our prior approval may be required for premium payments greater than $250,000 and we may otherwise limit or restrict the amount of any premium payment as we deem appropriate.”  To add such disclosure, the Company relies on the terms of the policy form for the Contract, which prescribes the rights and obligations of the parties to the Contract—i.e., the Company and a Contract owner—and forms the basis for prospectus disclosure that describes those rights and obligations.  More specifically, Section 4 of the policy form expressly provides:  “Premium payments may be made at any time.  However, we [(the Company)] reserve the right to limit or restrict the amount of a premium payment as we deem appropriate. . . .  The Company reserves the right to limit the number and amount of unscheduled premium payments.”

ATLANTA	AUSTIN	HOUSTON	NEW YORK	SACRAMENTO	WASHINGTON DC

The disclosure currently in the prospectus for the Contract is derived from the provisions of the policy form that inform Contract owners of the Company’s right to place limits on premiums that may be paid without prior approval by the Company.(1)  The prospectus expressly provides that “[p]remiums greater than $1,000,000 are subject to Company approval.”  We note that over the past year, several insurance companies have made filings with the Commission notifying variable annuity contract owners of restrictions on their ability to make subsequent purchase payments when the policy form for the variable annuity expressly provides that the insurer reserves the right to limit or reject subsequent payments, and the related prospectus disclosure reiterates that point or describes circumstances in which limitations on additional purchase payments may be imposed.(2)

Further, it is noteworthy that in the Post-Effective Amendment the Company is not eliminating a Contract owner’s ability to make subsequent premium payments, but rather is changing the amount of premium payment that may require prior approval by the Company.  In other words, a Contract owner’s ability to make subsequent premium payments and the frequency with which such payments can be made has not changed; instead, the maximum amount that makes a single premium payment subject to Company approval has been reduced from $1,000,000 to $250,000.  The proposed amount is still substantial sum and is not a cap or limit for premium payments above that amount.  A Contract owner wishing to invest even greater amounts may still do so without Company approval, but must do so incrementally.

In sum, the Company’s authority to limit the amount of a premium payment that a Contract owner may make without Company approval is derived from provisions of the related policy form.  Current prospectus disclosure puts the Contract owner “on notice” of the Company’s right to limit the amount of a premium payment that a Contract owner can make without Company approval by noting that the Company’s prior approval may be required for premium payments above $1,000,000.  It also is important to remember that Contract owners will not lose the ability to make subsequent premium payments once the change described in the Post-Effective Amendment takes effect.  Instead, the amount of a single premium payment that may require the Company’s prior approval will simply be reduced from $1,000,000 to $250,000.

(1)   Prospectus disclosure also puts a Contract owner “on notice” of certain circumstances in which the Company may reject premium payments altogether—e.g., when mandated by applicable law.

(2)   E.g., John Hancock “Venture” variable annuity contracts (File Nos. 333-176431, 333-176430, 333-146591, 333-146590, 333-172473, 333-172474, 333-172476, 333-172475) (497 filings dated September 4, 2012); certain variable annuity contracts issued by Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation (File Nos. 333-16273 and 333-71672) (497 filings dated August 23, 2012); Allianz VisionSM, Allianz High Five®, Allianz High Five® L, Valuemark® II,  Allianz Alterity®, Allianz Rewards® (File Nos. 333-139701, 333-90260, 333-120181, 33-23035, 333-82329, 333-95729) (497 filings dated August 9, 2012); certain variable annuity contracts issued by MetLife Investors USA Insurance Company (File Nos. 333-176668 and 333-178876) (497 filings dated July 2, 2012); see also Equi-Vest® variable annuity contract offered by AXA Equitable Life Insurance Company (File No. 2-30070) (485(b) filing for May 1, 2012 prospectus describing limitations on subsequent contributions made under certain qualified and non-qualified contracts).

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The proposed restriction on subsequent premium payments would apply only to existing Contract owners, as the Contract is no longer available to new purchasers.

2.  Comment:  Please provide “Tandy representations” and the written response to the comment above in a letter filed as correspondence on EDGAR.

Response:  The Company has provided the requested “Tandy representations” in a separate letter filed as EDGAR correspondence.

* * * * *

If you have any questions regarding these responses to the Commission staff comments, please contact either Patrice Pitts at (202) 383-0548 or the undersigned at (202) 383-0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Thomas E. Bisset
Thomas E. Bisset

cc:	Jennifer Morgan
Patrice Pitts

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[FARM BUREAU LIFE INSURANCE COMPANY LETTERHEAD]

 August 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 27 to the
Registration Statement on Form N-4 for
Farm Bureau Life Annuity Account
(File Nos. 33-67538 and 811-07974)

Commissioners:

Farm Bureau Life Insurance Company (the “Company”), on its own behalf and on behalf of Farm Bureau Life Annuity Account (the “Account”), provides this letter in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) on July 8, 2013, with respect to the above-captioned post-effective amendment.

The Company acknowledges that:

•                  Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

•                  the Company, on behalf of the Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company, on behalf of the Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

If you have any questions or further comments on this matter, please call either Thomas Bisset at (202) 383-0118 or Patrice Pitts at (202) 383-0548.

Sincerely,

/s/ Craig D. Hill
Craig D. Hill
Chairman

cc:	Alison White
Jennifer Morgan
Thomas Bisset
Patrice Pitts

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